January 9, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             TGC Industries, Inc., Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 14, 2008, File Number 001-32472

Dear Mr. Schwall:

We are in receipt of the SEC’s comment letter dated December 30, 2008.  Because of the recent retirement of TGC Industries (“the Company’s”) former Chief Financial Officer Kenneth Uselton, time required preparing our response and necessary supplemental schedules, and desire to review communications with counsel, we are requesting an additional 30 days from the date of this letter to comply with your comment letter dated December 30, 2008.

In addition, we acknowledge the following:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments of changes to disclosure in response to staff comments do no foreclose the Commission for taking any action with respect to the filing; and,

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with the Company’s compliance with the applicable disclosure requirements and with the enhancement of the disclosures in the Company’s filings.  If you have any questions concerning our responses, please contact the undersigned.

Sincerely,

/s/ James K. Brata

James K. Brata
Chief Financial Officer
TGC Industries, Inc.